04044152

September 22, 2004

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Act: 34
Section:
Rule: 12g-3
Public Availability: 9-22-04

Re: Bookham Technology plc ("Bookham")
Bookham, Inc. ("New Bookham")
Incoming letter dated September 22, 2004

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the meanings defined in your letter.

The Division will not object if New Bookham takes into account Bookham's reporting history under the Exchange Act in determining whether New Bookham is eligible to use Form S-3 and whether it "meets the requirements for use of Form S-3" within the meaning of Form S-4. In reaching this position, the Division notes that New Bookham has filed an annual report on Form 10-K for its fiscal year ended June 30, 2004. New Bookham may also take into account Bookham's Exchange Act reporting history in determining New Bookham's eligibility to use Form S-8.

You have not requested that the Division confirm your views regarding the availability of the exemption from registration provided under Securities Act Section 3(a)(10). Consequently, the Division is not expressing any view on that aspect of the Reorganization.

These positions are based upon the representations made in your letter to the Division. Any different facts or conditions might require different conclusions.

Sincerely,

Elliot B. Staffin
Special Counsel

RECD S.E.C.
SEP 22 2004
1086

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

1110645
1110647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3-2

September 22, 2004

Wendell C. Taylor, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109

Re: Bookham Technology plc

Dear Mr. Taylor:

In regard to your letter of September 22, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

WILMER CUTLER PICKERING
HALE AND DORR LLP

September 22, 2004

Wendell C. Taylor

60 STATE STREET
BOSTON, MA 02109
+1 617 526 6335
+1 617 526 5000 fax
wendell.taylor@wilmerhale.com

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Attention: Elliot Staffin, Esq.
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance

Re: Bookham Technology plc
(Commission File No. 000-30684)

Dear Mr. Staffin:

We are acting as counsel to Bookham Technology plc, a company organized under the laws of England and Wales ("Bookham" or the "Company"), and Bookham, Inc. ("New Bookham"), a Delaware corporation, in connection with the reorganization of the corporate structure of the Company so that New Bookham becomes the holding company of the Company and the Company becomes a wholly-owned subsidiary of New Bookham (the "Reorganization"). On behalf of the Company and New Bookham, we are hereby requesting confirmation from the Division of Corporate Finance (the "Staff") of the United States Securities Exchange Commission (the "Commission") that, after the Reorganization, New Bookham will be the successor registrant to the Company for various purposes under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as certain other matters arising out of the Reorganization, all as more fully described below.

I. BACKGROUND

Bookham designs, manufactures and markets optical and radio frequency (RF) components, modules and subsystems for use in various applications and industries, including telecommunications.

Prior to September 10, 2004, Bookham's ordinary shares, par value 1/3 pence per share (the "Ordinary Shares"), were traded on the London Stock Exchange (the "LSE"), and Bookham's American Depositary Shares ("ADSs"), each representing one Ordinary Share, were listed on the NASDAQ National Market ("NASDAQ"). Bookham had a total market capitalization of approximately $313,080,528 at June 30, 2004.

Bookham is a foreign private issuer as defined in Rule 3b-4 of the Exchange Act. Accordingly, pursuant to Rule 3a12-3(b) the Company is not subject to the proxy rules under the Exchange Act.

II. THE REORGANIZATION

A. Effect of the Reorganization

Currently, the outstanding Bookham Ordinary Shares are held as follows:

1. Approximately 8.5% of Bookham's Ordinary Shares (either in the form of Ordinary Shares or ADSs) are owned by directors and executive officers of Bookham.
2. The remaining approximately 91.5% of Bookham's Ordinary Shares (either in the form of Ordinary Shares or ADSs) are owned by other shareholders.

New Bookham was formed for the purpose of becoming the holding company of the Company in the proposed Reorganization. Through the Reorganization, which was effected through a Scheme of Arrangement, each outstanding Bookham Ordinary Share was exchanged for one share of common stock, par value $0.01 per share (the "Common Stock"), of New Bookham. In this way, former holders of Bookham Ordinary Shares and ADSs became holders of New Bookham Common Stock. The Reorganization closed on September 10, 2004.

Bookham is now the main operating company in a consolidated group of which New Bookham is the parent holding company. New Bookham's consolidated assets and liabilities immediately following the Reorganization are the same as those of Bookham immediately before the Reorganization. Outstanding options to purchase Bookham Ordinary Shares were assumed by New Bookham and become options to purchase shares of New Bookham Common Stock, but otherwise the existing terms and conditions of such options remained unchanged. The New Bookham Common Stock issued in the Reorganization is listed on NASDAQ, and the Bookham Ordinary Shares and ADSs are no longer listed on any market or exchange.

Both the Company and New Bookham have June 30 fiscal year ends (the Company adopted a June 30 fiscal year end on June 23, 2004). As a result, upon completion of the Reorganization, New Bookham filed an annual report on Form 10-K ("Form 10-K") for the fiscal year ended June 30, 2004. The Form 10-K was filed on September 16, 2004. The Form 10-K included consolidated statements of operations and cash flows for the three years in the period ended June 30, 2004 and consolidated balance sheets for the two year period ended June 30, 2004, prepared in accordance with accounting principles generally accepted in the United States.

B. Scheme of Arrangement

1. Reasons for the Scheme of Arrangement

Under the laws of the United Kingdom, Bookham is unable to move its jurisdiction of incorporation from England to Delaware through a reincorporation merger. Therefore, Bookham proposed that its shareholders agree to receive shares of New Bookham Common Stock in consideration for the cancellation of their Bookham Ordinary Shares pursuant to a court-approved Scheme of Arrangement.

2. Description of the Scheme of Arrangement

The Reorganization was effected by way of a Scheme of Arrangement between Bookham and its shareholders pursuant to Section 425 of the U.K. Companies Act 1985 (the "Companies Act"). Under the Scheme of Arrangement:

a) All Bookham Ordinary Shares were cancelled and, in exchange for each cancelled Ordinary Share, each Bookham shareholder received a share of New Bookham Common Stock; and

b) Subject to confirmation of the High Court of England and Wales ("High Court") of the relevant resolution, Bookham issued to New Bookham a number of new Bookham Ordinary Shares intended to be equivalent to the number of Bookham Ordinary Shares cancelled.

As a result of the Scheme of Arrangement, Bookham became a wholly-owned subsidiary of New Bookham, and all Bookham shareholders became stockholders of New Bookham.

The Scheme of Arrangement required, among other things, approval of the High Court at a court hearing on the fairness of the Scheme of Arrangement to Bookham shareholders (the "Court Hearing") which was held on September 9, 2004.

Documents describing the Reorganization were sent to holders of Bookham Ordinary Shares and ADSs on or about July 8, 2004. The documents include a shareholders' circular and listing particulars prepared in accordance with the rules of the LSE and the Companies Act (the "Shareholders' Circular"). The Shareholders' Circular and accompanying documentation included, among other things: a description of the Scheme of Arrangement; a description of Bookham and New Bookham; a proxy form and instructions for voting at the Bookham extraordinary general meeting of shareholders and the shareholders court meeting (collectively, the "Shareholders' Meetings") which was held on August 16, 2004; and information concerning the rights of Bookham shareholders to attend, speak and vote at the Shareholders' Meetings and to appear and have the opportunity to speak at the Court Hearing.

Bookham's shareholders approved the Scheme of Arrangement at the Shareholders' Meetings.

C. <u>Section 3(a)(10) of the Securities Act</u>

New Bookham, in issuing its shares of Common Stock pursuant to the Scheme of Arrangement, relied upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act. *See* Revised Staff Legal Bulletin No. 3 (available October 20, 1999) ("SLB No. 3"); Hanover Compressor Company (available January 27, 2004). SLB No. 3 confirms that Section 3(a)(10) is available without any action by the Staff or the Commission. The requirements of Section 3(a)(10) are (i) an exchange of a security for another security, claim or property interest, (ii) court approval of the terms and conditions of such exchange and (iii) grant of such approval after a hearing on the fairness of such terms and conditions that is open to all persons exchanging securities, claims or property interests, and with respect to which such persons have received notice. The Staff has emphasized that the approving court must be made aware that its approval will provide an exemption from the requirements of the Securities Act. All of these factors were satisfied in the Scheme of Arrangement as set forth above.

Based upon the foregoing, we are of the view that the High Court hearing should be regarded as a hearing upon the fairness of the terms of the Scheme of Arrangement to holders of Bookham Ordinary Shares within the meaning of Section 3(a)(10) of the Securities Act and that the Scheme of Arrangement may be effected without compliance with the registration requirements of the Securities Act in reliance upon the exemption from such requirements provided by Section 3(a)(10) thereof.

Bookham is not requesting the Staff's confirmation of this view.

III. ADVICE REQUESTED

In connection with the Reorganization and on behalf of the Company and New Bookham, we seek the Staff's concurrence that, after the Reorganization, New Bookham may rely on the reporting history of Bookham in determining whether New Bookham, as successor registrant, meets the eligibility requirements for the use of Securities Act Form S-3 and Form S-8 and, accordingly, whether New Bookham "meets the requirements for use of Form S-3" within the meaning of General Instruction B.1.a. to Form S-4.

IV. DISCUSSION

A. Eligibility of New Bookham to Use Form S-3

Bookham believes that, following the Reorganization, its ability to raise capital may be significantly impaired if it cannot efficiently access the U.S. public markets through direct issuances of New Bookham Common Stock. Consequently, it is important that New Bookham remain eligible following the Reorganization to register its equity securities using the abbreviated requirements under Form S-3 which corresponds to its current ability to use Form F-3 as a foreign private issuer. General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for purposes of changing the jurisdiction of incorporation or forming a holding company, and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. The Form S-3 reporting requirements are designed, among other things, to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing securities of such issuer to have had an opportunity to examine that information adequately.

Each of the foregoing three requirements is met in the present case. First, New Bookham together with its predecessor, Bookham, meet conditions 1, 2, 3 and 5 of General Instruction I.A. of Form S-3. Second, as discussed above under paragraphs A. and B.1 of Section II, the

Reorganization was effected primarily for the purpose of changing the issuer's form of organization to a holding company structure and the issuer's jurisdiction of incorporation from England and Wales to Delaware. Third, as previously discussed under paragraph A. of Section II, as a result of the Scheme of Arrangement, the assets and liabilities of New Bookham on a consolidated basis are the same as those of Bookham on a consolidated basis prior to the Reorganization, and New Bookham acquired all of the assets and assumed all of the liabilities of Bookham on a consolidated basis and succeeded to all of Bookham's business and operations. In addition, on September 16, 2004, Bookham filed a Form 10-K, rather than a Form 20-F, for its fiscal year ended June 30, 2004. The Form 10-K will form the basis for incorporation by reference of information into any Form S-3 filed by New Bookham. *See* Manpower Inc. (available August 15, 1991).

The Staff has permitted such reliance on General Instruction I.A.7. where the issuer satisfied all of the requirements but had changed its country of incorporation from Delaware to Bermuda and from England to Wisconsin. *See*, Weatherford International, Inc. and Weatherford International, Ltd. (available June 26, 2002), Nabors Industries, Inc., and Nabors Industries Ltd. (available April 30, 2002); PXRE Corporation (available September 23, 1999) and Manpower, Inc., *supra*. The Staff has taken similar positions in the context of wholly domestic holding company formations and reincorporation mergers. *See, e.g.*, Reliant Energy, Incorporated (available December 21, 2001); NUI Corporation (available December 22, 2000); General Electric Capital Corporation (available July 26, 2000); and Startec Global Communications Corporation (available July 1, 1998). *See also*, Rowley-Scher Reprographics, Incorporated (available November 25, 1986); North American Coal Corporation (available April 4, 1986); and American Brands, Inc. (available November 4, 1985). In this instance, the information to be furnished to the public concerning both Bookham and New Bookham would be adequate and current. Bookham has been a reporting company under the Exchange Act since 2000. All reports required to be filed by Bookham under the Exchange Act have been timely filed or will be timely filed prior to the Reorganization and New Bookham has filed a fully compliant Form 10-K after the consummation of the Scheme of Arrangement. Similarly, New Bookham became subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization.

Accordingly, we are of the view that New Bookham should be entitled to take into account Bookham's acts and status prior to the Reorganization in determining whether New Bookham is eligible to use Form S-3. In addition, for the reasons stated above, we also believe that New Bookham should be entitled to take into account Bookham's acts and status prior to the Reorganization in determining whether New Bookham "meets the requirements for use of Form S-3" as such phrase is used in General Instructions B.1.(a) and B.1.(b) to Form S-4. *See*, Weatherford International, Inc. and Weatherford International Ltd., *supra*; Nabors Industries, Inc. and Nabors Industries Ltd., *supra*; NUI Corporation, *supra*; General Electric Capital Corporation, *supra*; and Startec Global Communications Corporation, *supra*.

B. Eligibility of New Bookham to Use Form S-8

Similarly, it is our view that New Bookham should be entitled to rely on the prior activities and annual reports of Bookham in determining whether it shall be deemed to have met the requirements of paragraph 1 of General Instruction A to Form S-8. We note that the Staff has on numerous occasions permitted a holding company to file post-effective amendments to Form S-8 to register shares to be issued pursuant to assumed employee benefit plans. *See*, *e.g.*, Weatherford International, Inc. and Weatherford International Ltd., *supra*; Nabors Industries, Inc. and Nabors Industries Ltd., *supra*; Reliant Energy, Incorporated, *supra*; PXRE Corporation, *supra*; IPC Information Systems, Inc. (available May 20, 1999); and American Brands, Inc., *supra*.

Accordingly, we respectfully request confirmation of the interpretation set forth in Section III above.

* * * *

If the Staff does not agree with the interpretations set forth in this letter, we would appreciate the opportunity to confer with you by telephone prior to the issuance of a formal written response. If you have any questions or require additional information, please call the undersigned at (617) 526-6335.

Thank you for your consideration of this matter.

Very truly yours,

Wendell C. Taylor

WCT:bas